Exhibit 99.1

NEWS RELEASE

CN announces US$600 Million Debt Offering

MONTREAL, October 30, 2023 — CN (TSX: CNR) (NYSE: CNI) today announced a public debt offering of US$600 million comprised of US$300 million 5.850% Notes due 2033 and US$300 million 6.125% Notes due 2053. CN expects to close the offering on November 1, 2023, subject to customary closing conditions.

CN plans to use the net proceeds from the offering for general corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

The debt offering is being made in the United States under an effective shelf registration statement dated May 4, 2022.

The joint book-running managers of the debt offering are: Citigroup Global Markets Inc., J.P. Morgan Securities LLC, U.S. Bancorp Investments, Inc. and BNP Paribas Securities Corp. The senior co-managers of the debt offering are: BofA Securities, Inc., BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC and Wells Fargo Securities, LLC. The co-managers of the debt offering are: CIBC World Markets Corp., Desjardin Securities Inc. and SMBC Nikko Securities America, Inc.

A copy of the prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, toll free: 1-800-831-9146, email: prospectus@citi.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by calling 1-866-803-9204; U.S. Bancorp Investments, Inc., 214 N. Tryon St., 26th Floor, Charlotte, NC 28202, or by telephone at 1-877-558-2607; or BNP Paribas Securities Corp., 787 7th Avenue, New York, New York 10019, or by calling 1-800-854-5674.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About CN

CN is a world-class transportation leader and trade enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN’s network connects Canada’s Eastern and Western coasts with the U.S. South through an 18,600-mile rail network. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, relating, but not limited to, statements relating to potential debt refinancing as well as with respect to the timing and completion of the proposed debt offering, which is subject to customary termination rights and closing conditions. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes”, “expects”, “anticipates”, “assumes”, “outlook”, “plans”, “targets” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not part of this news release.

Contacts:

Media	Investment Community
Jonathan Abecassis	Stacy Alderson
Director, Public Affairs and	Assistant Vice-President
Media Relations	Investor Relations
(438) 455-3692 media@cn.ca	(514) 399-0052 investor.relations@cn.ca